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April 3, 2014	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Alpha Fund, File No. 005-86990 (“BAAF”), Blackstone Alternative Alpha Fund II, File No. 005-87619 (“BAAF II” and together with BAAF, the “Feeder Funds”), and Blackstone Alternative Alpha Master Fund, File No. 005-86989 (the “Master Fund” and collectively with the Feeder Funds, the “Funds”)

Ladies and Gentlemen:

This letter provides the Funds’ responses to comments on the Funds’ recent tender offer filings, which were provided telephonically to Sarah Clinton of Ropes & Gray LLP, counsel to the Funds, by Mr. Greene of the Securities and Exchange Commission (the “Commission”) on March 31, 2014. The comments, together with the Funds’ responses, are set forth below.

1.	Confirm that the disclosure in each Fund’s Offer to Purchase meets the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Response: The Fund confirms that the disclosure in each Fund’s Offer to Purchase is presented in 10-point modern type font, which meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

2.	Disclosure in each Feeder Fund’s Offer to Purchase indicates that shareholders tendering an amount greater than or equal to 90% of their shares for repurchase will receive 90% of the unaudited net asset value of their shares, but if they tender less than 90% of their shares, they will receive a single payment of 100% of such value. Please explain how this satisfies the requirements of Rule 13e-4(f)(8) under the Securities Exchange Act of 1934.

Response: The Feeder Funds believe that their payment approaches are consistent with Rule 13e-4(f)(8). Regardless of whether a tendering shareholder tenders 90% or more of his or her shares or a lesser portion, he or she will receive a promissory note entitling him or her to the net asset value of the tendered shares. The approaches to payment

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under the promissory note are intended to facilitate net asset value error correction, not to vary the amount of consideration a tendering shareholder may receive. To the extent that information becomes available during the course of the Funds’ audits that materially impacts the calculation of the Funds’ net asset values per share, the Feeder Funds believe that the two step payment process described in the tender offer materials could facilitate reprocessing shareholder transactions in a manner that reduces the likelihood that the Feeder Funds will have lost money. To the extent that the two payment approaches are considered to represent two types of consideration (which the Feeder Funds do not concede), we note that Rule 13e-4(f)(10) provides that paragraph (f)(8)(ii) of Rule 13e-4 does not prohibit offering more than one type of consideration as long as the highest consideration of each type is paid to any security holder receiving that type of consideration. In the case of each Feeder Fund, if a shareholder chooses to tender 90% or more of his or her holdings, a promissory note will be issued to him or her entitling the shareholder to a two-step payment using the process described in subparagraph A of paragraph 6 of the Feeder Fund’s Offer to Purchase. Alternatively, if a shareholder chooses to tender less than 90% of his or her holdings, a different form of promissory note will be used; the alternative form of promissory note will entitle the shareholder to a single payment as described in subparagraph B of paragraph 6 of each Feeder Fund’s Offer to Purchase. Two forms of promissory notes, one with each payment schedule, were filed with the tender offer materials. Each shareholder receiving payments under the form of promissory note corresponding to subparagraph 6A will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph 6A. Similarly, each shareholder receiving a payment under subparagraph 6B will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph 6B.

3.	Explain in your response letter the relationship between existing armed conflicts in which the United States is engaged (e.g., the Middle East) or may become engaged (e.g., Ukraine) and the language in paragraph 7 of the Offer to Purchase related to the ability of the Funds to cancel, amend, or postpone the acceptance of tendered shares due to the existence of war, armed hostilities, or other international or national calamity involving the United States.

Response: In relevant part, the Offer to Purchase states: “The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if … there is, in the Trustees’ judgment, any … commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund…” (emphasis added). The Trustees have not determined that any armed conflict in which the United States is currently engaged or may become engaged is material to the Funds. In the absence of such a finding, the Funds do not anticipate cancelling, amending, or postponing the acceptance of tenders due to armed conflicts in which the United States is currently engaged or may become engaged.

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On behalf of the Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	James Hannigan, Blackstone Alternative Asset Management L.P.

James Thomas, Ropes & Gray LLP